FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 3,099,662
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

MANAGEMENT REPORT BY THE Board of Directors

TO THE Ordinary SHAREHOLDERS MEETING

HELD ON JUNE 20, 2013

To the Shareholders,

Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an ordinary shareholders meeting to present to you the report concerning FLAMEL’s (“the Company”) situation and business during the financial year ending on December 31, 2012 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.

In addition, we propose to you that you renew the terms of the directors for the coming year.

At the Ordinary shareholders meeting, the auditor’s reports will be read to you.

The auditor reports, the annual financial statements, as well as all documents relating thereto have been made available to you at the Company’s registered office according to legal and regulatory requirements.

The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.

Please note that the accounting methods used to prepare these annual financial statements are the same as the ones used for previous financial years.

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I.	The Company’s activity	3

II.	Results of the financial year activity	3

III.	Allocation of Earnings	4

IV.	Dividends paid for the last three financial years and the corresponding Tax Credit	5

V.	Non deductible charges	5

VI.	Payment Terms	5

VII.	Table of earnings for the last five financial years	5

VIII.	Progress Made – Difficulties Encountered	6

IX.	Goals and Prospects for the Company for 2013	7

X.	The Company’s research and development activities	8

XI.	Employees	9

XII.	Capital	9

XIII.	Management of the Company and its board	10

XIV.	Determination of the directors’ attendance fees	10

XV. Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents		10

XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce	11

XVII. Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control		11

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan	11

XIX.	Important events occurring between the end of the financial year and the date of the present report	12

APPENDIX 1 TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS		14

APPENDIX 2 REPORT CONCERNING DELEGATIONS MADE TO THE BOARD		15

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I.	The Company’s activity

Flamel Technologies is a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. We are focusing on (i) the development and licensing of five versatile, proprietary drug delivery platforms (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S.

We acquired, through our wholly owned subsidiary Flamel US Holdings, Inc. (“Flamel US”), all of the membership interests of Éclat Pharmaceuticals, LLC from Éclat Holdings, LLC (subsequently renamed Breaking Stick, LLC), an affiliate of our largest shareholder Deerfield Capital L.P. in March 2012. Éclat Pharmaceuticals, LLC is in St. Louis, Missouri, US. It has focused on pursuing FDA approvals through the 505(b)(2) regulatory mechanism and adds marketing and licensing knowledge of the commercial and regulatory process in the U.S., which we believe will enhance the ability of the Company to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the United States.

As a result of our acquisition of Éclat, we have implemented an altered business model allowing the Company to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the US By adopting this revised strategy, the company should become less dependent in the future on the often changing strategies of its partners. Our core strength is as a science-based, market-focused innovator of drug delivery platforms and products. The key elements of our strategy that enable us to build upon our strengths are:

•	to maximize the potential of our existing drug delivery platforms;

•	to develop additional drug delivery platforms;

•	to develop proprietary and new formulations of compounds; and,

•	to leverage capabilities of our drug delivery platforms with pharmaceutical partners.

The addition of Éclat Pharmaceuticals creates a more vertically integrated business model. The company will be less dependent in the future on the often, changing strategies of its partners and while it continues to explore development, supply and licensing opportunities for its drug delivery platforms with third parties, these will not be the sole source of revenue and profit opportunities.

II.	Results of the financial year activity

The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.

1 .	Income Statement

Revenues for fiscal year 2012 amount to 17.2 million €, compared with 22.5 million € in 2011. The 2012 revenues include 7.1 million € in product sales, 0.5 million € of License revenue, 4.1 million € of Research revenue and 5.5 million € in Royalties.

Payroll, including social charges, representing 47.4 % of total operating expenses, increased by 1.3 % in 2012 to 17.4 million €, compared with 17.2 million € in 2011. Despite the reduction in personnel over the last few years, the increase in payroll costs is due to the one-off severance charges incurred in March 2012 subsequent to the departure of our former CEO.

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Operating expenses has remained stable in relation to the previous year (-0.81%) as we have maintained tight cost controls in an attempt to align and adapt our costs to the revenue stream.

Financial net income, standing at 112,861 € in 2012, is generated from interest earned from investing our available cash off set by realized and unrealised foreign exchange losses.

Net loss before taxes and extraordinary income in 2012 amounted to (18.7) million €, compared with a loss of (13.1) million € in 2011.

After accounting for an extraordinary result of 1.3 million € and of a research tax credit amounting to 5.1 million €, the net loss for the financial year was (12,315,766) € compared to a net loss of (6,647,651) € in the previous financial year.

2 .	Balance sheet

Assets

Total assets as of December 2012 amounted to 47.0 million €, including 15.0 million € in Property, Plant and Equipment and 31.2 million € in current assets.

Accounts receivable as of December 31, 2012 stood at 4.0 million €.

Treasury placements totalled 4.9 million € at the end of 2012, including funds invested on the money market (0.3 M€) and fixed term deposits (4.6 M€), to be compared with 16.3 million € at the end of 2011.

Liabilities

Shareholders equity, including current year results, amounts to 22.3 million €.

Remaining liabilities amount to 24.7 million €, including 2.1 million € in accounts payable, 3.6 million € in conditional advances from the “French government” for R&D projects, 3.6 million € in social and tax liabilities and 9.6 million € regarding advances received in 2012 from OSEO, a French government agency, secured against Research and Development tax credits from 2010 and 2011.

3 .	Capital Investments

Capital investments during the financial year amounted to 0.9 million €, mainly for on-going requirements in R&D equipment and facilities maintenance.

4 .	Financing

The Company made no significant external financing transactions during the 2012 fiscal year.

The financial statements are subject to shareholders’ approval at the Ordinary shareholders meeting. (First resolution)

III.	Allocation of Earnings

The financial statements as presented to you show a net loss for the financial year of (12,315,766.04) €.

We propose to you to allocate this entire loss of (12,315,766.04) € to the retained earnings account, which, following that allocation, will amount to (122,076,812) € (Second resolution).

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IV.	Dividends paid for the last three financial years and the corresponding Tax Credit

We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.

V.	Non deductible charges

During the financial year 2012 the company recorded 30,634 € in excess depreciation that is not tax-deductible.

In the 2012 financial year the company also incurred 230,243.00 € in Directors attendance fees that are not tax deductible.

VI.	Payment Terms

Since January 1, 2009, the French law « Loi de Modernisation de l’Economie (LME) » requires a reduction and harmonization of payment terms.

The new laws on maximum payment terms are applicable to all economic entities.

The payment terms applied by the Company were for the most part in compliance with the law. Payment terms of accounts payable in each of the last two financial years were as follows:

Accounts Payable in each of the last two financial years

	31/12/2011	31/12/2012

Total Accounts Payable in k€ :	892 K€	644 K€

Non past due Accounts

Payment Date
< 30 days:	82K€	83 K€
Between 31 & 60 days:	762K€	297 K€
Between 61 days & 90 days:	-	151 K€
> 91 days:	-	-

Past Due Accounts

Date past due
< 30 days:	4 K€	44 K€
Between 31 & 60 days:	1 K€	20 K€
Between 61 days & 90 days:	-	-
> 91 days:	43 K€	50 K€

VII.	Table of earnings for the last five financial years

Pursuant to Article R 225-102 al 2 of the French Commercial Code, you will find attached the table summarizing the company’s earnings in each of the last five financial years.

(Cf. Appendix 1)

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VIII.	Progress Made – Difficulties Encountered

As expected, earnings for 2012, together with the level of cash at the end of 2011, enabled the Company to finance its activity and its development for the year ended December 31, 2012. Despite global economic uncertainties and upheaval in the pharmaceutical industry, the Company has pursued a change in its strategy to adapt to this environment.

Flamel Technologies continues to explore development, supply and licensing opportunities for its five drug delivery platforms with third parties, but will not rely completely on those partnerships to create revenue and profit opportunities. Over the course of 2011 and 2012, we have attempted to maintain a diversified revenue stream with pharmaceutical companies across diverse therapeutic areas and for both new and marketed molecules. In 2012 we have conducted a thorough review of our partnership projects and have sought to complement these with products that will be developed in-house, which will in turn provide diversified revenue sources in the future and less reliance on our partners for the success in bringing our technology to commercialized products. Maintaining a diversified product, project and customer portfolio is critical to our ongoing success and our goal is to retain a steady number of externally funded programs in our pipeline, while developing products in-house and leveraging revenues from the commercialization of niche branded and generic products in the U.S. provided to us by the Eclat acquisition.

As in previous years, in 2012 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding. The majority of these programs are early stage and pre-clinical programs. We added four internal proprietary products in to our programs in 2012 in addition to our partnered programs and continued fundamental research aimed at improving our drug delivery capabilities and offerings.

Business activities with Pharma and Biotech companies strongly depend on partners’ corporate strategic priorities. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance.

In early 2012, we discontinued our Medusa platform collaboration with Pfizer following their decision not to pursue the development activities. In late 2012, we discontinued our Medusa platform collaboration with Merck Serono due to their decision not to pursue the development activities.

Where agreements provide for the possibility of future payments, there can be no assurance that the payments contemplated under these agreements will be paid, either at all or in part. Future payments are contingent upon a number of factors, such as clinical, regulatory and market success, that are subject to numerous risks and uncertainties and contemplated payments are neither indicative of the likelihood of receipt of such payments nor of a consistent or predictable future revenue stream.

Flamel also has several important programs that currently are not partnered. Our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha, is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins. Interferon-alpha is a naturally occurring protein that the body uses as part of its immune response and which is part of the current standard of care for the treatment of Hepatitis C virus. We continue to explore licensing opportunities with interested parties for the further development of the Medusa platform with respect to interferon-alpha.

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The lead product using our Micropump technology is Coreg CR®, on which we commenced development with GSK in 2003. The product was approved in 2006 and is marketed and sold in the U.S. The supply agreement with GSK for the production of Coreg CR® microparticles was renewed in 2011 and we remain the sole supplier of Coreg CR® microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR® microparticles over a minimum period of five years. From January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. Revenues generated by Coreg CR® remain a significant portion of our revenue and revenues from GSK contributed to 61% of our revenues in 2012.

Through the acquisition of Éclat, we have gained a product portfolio of one FDA approved product that is currently marketed in the U.S., Hycet® (hydrocodone acetaminophen oral solution) as well as a portfolio of other products in various stages of development. On October 18, 2012, Flamel received FDA’s acceptance for its first New Drug Application (NDA) for an undisclosed hospital-based product. Flamel has received a Prescription Drug User Fee Act (PDUFA) date, the target date for the FDA to complete its review of the NDA, of May 31, 2013.

Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, the uncertainty relating to the market acceptance of new products based on its technologies and uncertainties arising from the Éclat acquisition and the development and commercialization of its portfolio of products. The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. The risks facing the Company are described more fully under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 that has been filed with the U.S. Securities and Exchange Commission (SEC) and is publicly available.

Over 2012, our external project portfolio has continued to reduce resulting in the decrease in research and development revenues. Discussions on potential license and development agreements are typically a long process, but we remain committed to pursuing discussions with potential partners where we believe our strategies are aligned, our technology can provide value to our partner and our partner is in a position to finance the development and commercialization of the target product.

IX.	Goals and Prospects for the Company for 2013

The Company intends to pursue a strategy whereby three distinctive sources of revenue covering the short term, the mid-term and the long term will be pursued as opposed to one source of revenue from collaborative agreements, as was the case a year ago. The acquisition of Éclat in March 2012 has resulted in an altered business model allowing the Company to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the U.S.

We expect our research and development costs to increase as we pursue the development of our own products. We completed a debt financing in February 2013 to support the development, regulatory approval and, if approved, commercial launch, of products currently under development by Éclat. Our subsidiary Eclat had one approval request accepted by FDA in October 2012, with a PDUFA date of May 2013. This NDA acceptance is an important milestone for our business and we believe it demonstrates the expanded capabilities of Flamel. This is the first of what we expect to be multiple new product applications to come from our internal pipeline over the next few years. If approved we anticipate generating revenue streams on these products in 2013 and beyond, which will be supplemented by further products from the Éclat business in 2014. Revenues from these products are expected to provide the necessary funds to pursue the development of our internal product portfolio based on our drug deliveries capabilities.

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Flamel expects to maintain its investment in its research and development activities in line with the internal and external project portfolio, while being vigilant to ensure that investments in non-core activities are limited. In 2012, our investment in property and equipment was comparable with 2011, since investments were limited to our day to day needs. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. As projects advance to later stage development we expect to see an increase in R&D expenditure, including regulatory costs and the payment of FDA filing fees, which are expected to be $2 million for each product our subsidiary files with the FDA in the next twelve months.

X.	The Company’s research and development activities

Flamel has developed and owned outstanding drug delivery platforms that are able to tackle key challenges in the formulation of drugs:

•	For injectable formulations, Medusa® (and its application DeliVax®); and,

•	For oral formulations, Micropump® (and its applications LiquiTime® and Trigger-Lock™).

Altogether, our innovative drug delivery platforms allow us to select unique product development opportunities, from the Life Cycle Management (LCM) of marketed products, including Biobetters, to the development of new compounds, biological or chemical (via NDA regulatory path). Competitive differentiated product profiles (e.g. improvement of efficacy and/or bioavailability and/or pharmacokinetics) are being developed by including our innovative drug delivery platforms in their formulations. Those product development opportunities offer the ability to grow market share and also protection of market position through patent extension and/or product differentiation (incl. new indications and new patient populations) in multiple marketplaces.

Micropump®:

The Micropump controlled-release drug delivery platform (oral drugs) is designed to increase the absorption time of drugs, particularly for drugs only absorbed in the small intestine. Micropump enables the achievement of precise pharmacokinetics. Micropump can be presented in various dosage forms such as capsules, tablets, sachets or oral suspensions (LiquiTime®) without modifying the release rate. Flamel has also developed another drug delivery platform for oral drugs, i.e. Trigger Lock™ for the controlled release of narcotic and opioid analgesics while defeating most commonly employed methods of tampering.

Micropump® technology has successfully transitioned to commercial stage with Coreg CR®, a Micropump-based controlled-release formulation of carvedilol phosphate, sold in the US since 2007 by GlaxoSmithKline (GSK).

We have licensed our Micropump® formulation of controlled release aspirin to New Haven Pharmaceuticals. Further, we have licensed the Micropump® platform for the development of a controlled release formulation of a central nervous system medication. From time to time we have conducted Micropump/LiquiTime® feasibility studies on other proprietary therapeutic compounds under confidential agreements with the pharmaceutical companies owning the rights to these compounds. A Trigger Lock™ application is in co-development with a major pain therapy company.

In addition, as part of our new business model, and the building-up of an internal products portfolio, several products formulated using either Micropump® or LiquiTime® are under development at Flamel; other Trigger-Lock™ based products are under consideration. Those products will be marketed either by the Company and/or by partners via licensing/distribution agreements.

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Medusa®:

The Medusa drug delivery platform consists of proprietary hydrogels for the formulation and/or the extended release of a broad range of biologics (including proteins, antibodies, peptides and vaccines) and of small molecules (injectable drugs). The hydrogels, which are easy and cost effective to produce under EMA/FDA cGMP requirements, have been proven to be safe and biodegradable. A comprehensive ADME and regulatory toxicology package has been completed; a type IV Drug Master File (DMF) has been filed with the US FDA (assigned number 024634) in February 2011 and recently updated in February 2013. Medusa enables the controlled delivery from 1 day up to 14 days of non-denatured or non-modified drugs that remain fully active (as distinguished from protein engineering or chemical modification approaches). It is used to develop biobetters with potentially improved efficacy and reduced toxicity, as well as greater patient convenience. In addition, DeliVax®, Medusa’s vaccine applications, permits the efficient formulation of vaccines or combinations of vaccines.

Several Medusa-based products have been successfully tested in clinical trials. We have feasibility study relationships with pharmaceutical and biotechnology partners. These projects involve both novel and already-marketed molecules. Flamel expects some of these projects to evolve into license agreements as a function of many factors. These include the promise of the molecule itself (particularly with respect to novel molecules there is a high rate of attrition); the success of formulation work that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed.

In addition, as part of our new business model, and the building-up of an internal products portfolio, one particular Medusa-based product is under development at Flamel; several others are under consideration. Those products will be marketed either by the Company and/or by partners via licensing/distribution agreements.

Patents

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, we will generally file international patent applications pursuant to the Patent Cooperation Treaty (PCT)in Europe, Japan, Canada, and key foreign markets on a selective basis; therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner. The information provided herein does not include such patent applications.

As of December 31, 2012, we owned approximately 23 U.S. and 366 foreign patents and 34 U.S. and 224 foreign patent applications. During 2012, we were granted forty-four (44) new patents and filed for one new patent application with the French Patent Office and the corresponding U.S. provisional patent applications.

XI.	Employees

As of 31 December 2012, there were 243 employees.

XII.	Capital

As of December 31, 2012, the Company’s capital stood at 3,099,662 €, consisting of 25,415,400 shares, as a result of two capital increases (Cf appendix 2).

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•	The first as a result of the definitive grant as of December 10, 2012 of 258,150 shares following the grant of free shares to employees on December 10, 2008 for Non-French tax resident, on December 6, 2010 for French tax resident and on December 07, 2011 for 31,483.97 €

•	The second, acknowledged by the Board of Directors on February 26, 2013 for 23,782.20 €, resulting from the issue of 195,000 shares subsequent to exercise of 195,000 stock options.

A total of 96.00 % of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York).

XIII.	Management of the Company and its board

The duration of the term as a company director of Ms. Catherine Bréchignac and Messrs Michael S. Anderson, Guillaume Cerutti, Francis J.T. Fildes, Craig Stapleton, Elie Vannier, and Stephen H. Willard expires at the end of the Ordinary shareholders meeting to which you are invited.

Consequently, we propose to you to renew the terms for a further year, for all Directors.

The directors’ office will be renewed for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2013. (Third to ninth resolution)

XIV.	Determination of the directors’ attendance fees

In view of the Directors’ participation and the level of their responsibilities, we propose to you that the amount of two hundred twenty five thousand euros (€ 225.000) be assigned to the Board of Directors as annual attendance fees, equivalent to the previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors. (Tenth resolution)

XV.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents

The Company’s Board of Directors currently consists of eight members, seven of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Stephen H Willard, Chairman of the Board of Directors of the Company, who is former CEO of Flamel Technologies SA and director of ETRADE Financial Corporation.

•	Michael S. Anderson, CEO of Flamel Technologies SA since March 2012 and CEO of Éclat Pharmaceuticals LLC since its creation in November 2010, former CEO of its generic business, former President and CEO of ETHEX Corporation and Ther-Rx Corporation, subsidiaries of KV Pharmaceuticals .

•	Catherine Bréchignac, Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti, Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy), Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’;

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•	Francis JT Fildes, former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and Director of Fildes Partners Ltd, and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton, former United States Ambassador to France and Director of Carlisle Bank and Lead Director of Abercrombie and Fitch;

•	Elie Vannier, former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA and a current Director of Ingénico, Famar, Conbipel and Pharmacie Principale.

XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce

Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.

We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (Eleventh resolution)

XVII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control

The Company has two direct wholly owned subsidiaries: Flamel US Holdings, Inc., a Delaware corporation, created for the acquisition of Éclat Pharmaceuticals in March 2012, and Flamel Technologies, Inc., a Virginia corporation.

Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc. Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC.

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan

As of December 31, 2012, employees directly held 877,669 shares in the Company, representing 3.5 % of the capital.

We remind you that the Board of Directors decided:

On December 10, 2012:

•	To acknowledge issuance of 214,150 shares to 94 beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on December 6, 2010 on the basis of a delegation of power that you granted on June 3, 2008, June 24, 2009 and June 25, 2010. The share capital was effectively increased by 258,150 shares, since the acquisition period of 6 000 of the 214,150 shares is four years because the free shares were granted to non-French tax resident employee and 5,000 free shares from the 2008 Plan were definitely granted, as well as 45,000 free shares definitively acquired by Mr Stephen H Willard on December 31, 2012.

•	To grant 189,700 free shares to the company’s employees, on the basis of a delegation of power that you granted on June 25, 2010, June 24, 2011 and June 22, 2012. The conditions for allocating the said free shares provide:

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-	Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation the shares must be held for a further two years period at the end of which they may be transferred without limitation except with respect to transaction windows.

-	Regarding non-French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the beneficiary still being an employee at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.

XIX.	Important events occurring between the end of the financial year and the date of the present report

Moreover, we remind you that the Board of Directors acknowledged a share capital increase of 23,782.20 € Euros on February 26, 2013 as a result of the exercise of 195,000 stock options, thus bringing share capital to 3,099,662 Euros (see XII).

On February 4 2013, the Company received funding of $15 million in relation to a Facility and Royalty agreement signed through its wholly owned subsidiary Flamel US Holdings, Inc, with Deerfield Capital Management, a current shareholder. Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter.

•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The above commitments are secured by a Security Agreement on the intellectual property and regulatory rights related to certain ‘Éclat’ Products, and will be secured by Pledge agreements on certain receivables and certain physical assets owned by the Company.

On March 8, 2013, with respect to the putative class action filed against the Company and certain of its current and former officers, the Court granted the Company’s motion to dismiss and the action was dismissed with prejudice and costs.

In the first quarter of 2013, the Company filed a second NDA, through its subsidiary Eclat, with the FDA and incurred a filing fee of $2 million. A 'refusal to file' letter has been received citing the need to reformat parts of certain datasets in the application. The letter does not comment on the approvability of the product. The Company is working closely with the agency to provide the information requested for resubmission of this application.

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The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.

On behalf of the Board of Directors

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the new hospital-based product under FDA review may not be approved or such approval may be delayed; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2012 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

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APPENDIX 1

TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS

Fiscal year ending December 31, 2012

FLAMEL TECHNOLOGIES - December 31, 2012

FINANCIAL RESULTS OF LAST FIVE YEARS

					In euros

	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012

a) Share Capital	2,951,947	2,968,824	3,005,783	3,044,396	3,099,662

b) Number of Ordinary Shares	24,205,350	24,342,600	24,645,650	24,962,250	25,415,400

c) Number of Preference Shares

d) Maximum number of shares to be issued by :
- Bond Issue
- Exercise of Stock Options and Warrants and issue of Free Shares	3,725,357	4,341,840	4,370,990	4,481,640	7,723,140

SHARE CAPITAL

a) Revenues	23,781,681.19	36,521,247.22	25,324,364.68	22,503,580.78	17,183,940.00

b) Income before taxes, depreciation and provisions	(7,378,250.04)	1,218,053.54	(9,477,166.03)	(7,856,268.36)	(14,124,502.34)

c) Income Tax (Tax Credit)	(4,663,240.07)	(4,742,258.00)	(5,720,673.00)	(4,931,445.00)	(5,067,856.00)

d) Employee's Profit-Sharing

e) Income after taxes, profit sharing, depreciation and provisions	(5,226,231.48)	1,270,699.14	(7,158,443.00)	(6,647,651.00)	(12,315,766.04)

f) Profit Distribution

ANNUAL OPERATIONS AND EARNINGS

a) Income after tax and profit sharing and before depreciation and provisions	(0.11)	0.24	(0.15)	(0.12)	(0.36)

b) Income after tax, profit-sharing, depreciation and provisions	(0.22)	0.05	(0.29)	(0.27)	(0.48)

c) Dividend per share

EARNINGS PER SHARE

a) Average number of employees	285	299	301	278	243

b) Payroll Costs	11,678,122.25	12,155,475.20	12,888,143.45	11,817,905.34	12,037,122.88

c) Social tax costs	5,278,445.72	5,634,990.17	5,991,371.53	5,398,852.98	5,400,517.43

PERSONNEL COSTS

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APPENDIX 2
REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN EXTRAORDINARY SHAREHOLDERS MEETING TO THE BOARD		IMPLEMENTATION BY THE BOARD
Date	Nature	Date	Nature	Share capital increase	Approval by Board of Directors
May 10, 96	1 000 000 stocks options
Capital increase of € 121 960
Nov 20, 00	1 000 000 stocks options
Capital increase of € 121 960
Dec 19, 01	750 000 warrants	Mar 8, 12	195 000 exercised options	€ 23 782,20	Feb 26, 13
Capital increase of € 91 470
Feb 18, 03	1 000 000 stocks options
Capital increase of € 121 960
Nov 7, 03	1 000 000 warrants
Capital increase of € 121 960
Mar 4, 05	1 500 000 stocks options
Capital increase of € 182 940
40 000 warrants
Capital increase of € 4 878
Oct 24, 05	250 000 warrants
Capital increase of € 30 490
200 000 free shares
Capital increase of € 24 392
Jun 12, 06	150 000 warrants
Capital increase of € 18 294
May 15, 07	500 000 stocks options
Capital increase of € 60 980
150 000 warrants
Capital increase of € 18 294
200 000 free shares
Capital increase of € 24 392
Jun 3, 08	250 000 warrants	Dec 6, 12	Effective allocation of 5 000 free	€ 3 658,80	Dec 10, 12
	Capital increase of € 30 490		shares attributed on Dec 10, 2008
	200 000 free shares		Effective allocation of 25 000 free
	Capital increase of € 24 392		shares attributed on Dec 6, 2010
Jun 24, 09	250 000 warrants	Dec 6, 12		€ 2 414,81	Dec 10, 12
	Capital increase of € 30 490		Effective allocation of 19 800 free
	200 000 free shares		shares attributed on Dec 6, 2010
Capital increase of € 24 392
Jun 25, 10	750 000 stocks options			€ 19 922,17	Dec 10, 12
	Capital increase of € 91 470	Dec 6, 12	Effective allocation of 118 350 free
	250 000 warrants		shares attributed on Dec 6, 2010
	Capital increase of € 30 490	Dec 7, 12	Effective allocation of 45 000 free
	200 000 free shares		shares attributed on Dec 7, 2011
Capital increase of € 24 392
Jun 24, 11	350 000 warrants
Capital increase of € 42 686
200 000 free shares
Capital increase of € 24 392
Jun 22, 12	1 000 000 stocks options
Capital increase of € 121 960
200 000 free shares
Capital increase of € 24 392

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